Exhibit 99.2

VANC Pharmaceuticals Inc.

Unaudited condensed interim

consolidated financial statements

For the three months ended March 31, 2016

Notice to Reader

Management has prepared the unaudited condensed interim consolidated financial statements for VANC Pharmaceuticals Inc. (the Company) in accordance with National Instrument 51-102 released by the Canadian Securities Administration. The Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended March 31, 2016.

VANC Pharmaceuticals Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed In Canadian Dollars)

As at	Note	March 31, 2016	December 31, 2015
		$	$
ASSETS

Current Assets
Cash and cash equivalents		1,625,786	2,135,912
Accounts receivable	4	713,595	113,198
Prepaid expenses and deposits		145,084	63,897
Inventories		1,191,795	1,140,853
		3,676,260	3,453,860

Equipment		40,484	39,345

Total Assets		3,716,744	3,493,205

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	5	437,036	246,230
		437,036	246,230
SHAREHOLDERS’ EQUITY
Share Capital	6	16,164,523	15,775,145
Contributed surplus	6	3,565,002	3,212,818
Deficit		(16,449,817)	(15,740,988)
		3,279,708	3,246,975
Total Liabilities and Shareholders’ Equity		3,716,744	3,493,205

Commitments (Note 11)

Approved and authorized on behalf of the Board of Directors on April 25, 2016.

            “Arun Nayyar”

            “Eugene Beukman”

Arun Nayyar, CEO & Director

Eugene Beukman, CFO & Director

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

		Three Months Ended	Three Months Ended
	Note	March 31, 2016	March 31, 2015

		$	$
Revenue
Sales		929,750	-
Marketing, promotional incentives		(458,852)
Net sales		470,898	-

Cost of Sales		268,550	-

Gross Profit		202,348	-

Expenses
Product registration and development		47,702	32,472
Selling and Marketing	7	141,696	-
General and administrative	8	208,944	170,654
		398,342	203,126
Other income (expense)
Share-based compensation		(516,062)	(258,098)
Other income		3,227	126

Net loss and comprehensive loss for the period		(708,829)	(461,098)

Basic and Diluted Loss Per Share		(0.01)	(0.01)
Weighted Average Number of Common Shares Outstanding		58,128,301	46,388,439

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

	Number of Shares	Share Capital	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2014	44,524,406	9,590,349	2,580,506	2,179,554	(12,921,270)	1,429,140
Effect of change in Accounting Policy	-	1,629,975	(1,629,975)	-	-	-
Balance, December 31, 2014	44,524,406	11,220,324	950,531	2,179,554	(12,921,270)	1,429,140
Issued during three months ended March 31, 2015:
For exercise of options	1,275,000	396,895	-	(188,395)	-	208,500
For exercise of warrants	6,134,000	2,689,879	(659,579)	-	-	2,030,300
Share-based payments	-	-	-	258,098	-	258,098
Net loss	-	-	-	-	(461,098)	(461,098)
Balance, March 31, 2015	51,933,406	14,307,098	290,952	2,249,257	(13,382,367)	3,464,940

Balance, December 31, 2015	57,105,225	15,775,145	39,272	3,173,546	(15,740,988)	3,246,975
Issued during three months ended March 31, 2016:
For exercise of options	1,550,000	346,686	-	(160,186)	-	186,500
For exercise of warrants	300,000	42,692	(3,692)	-	-	39,000
Share-based payments	-	-	-	516,062	-	516,062
Net loss					(708,829)	(708,829)
Balance, March 31, 2016	58,955,225	16,164,523	35,580	3,529,422	(16,449,817)	3,279,708

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
	$	$
Operating Activities
Net loss	(708,829)	(461,098)
Adjustment for the following items:
Amortization	3,283	5,009
Share-based payments	516,062	258,096

Changes in Non-Cash Working Capital Items
Accounts receivable	(600,397)	(18,362)
Prepaid expenses and deposits	(81,187)	(275,291)
Inventories	(50,942)	-
Accounts payable and accrued liabilities	190,806	2
Net cash used in operating activities	(731,204)	(491,644)

Investing Activities
Purchase of equipment	(4,422)	-
Net cash used in investing activities	(4,422)	-

Financing Activities
Proceeds from exercise of options	186,500	208,500
Proceeds from exercise of warrants	39,000	2,030,300
Net cash provided by financing activities	225,500	,238,800

Increase (Decrease) in Cash	(510,126)	1,747,156
Cash and Cash Equivalents, Beginning of Period	2,135,912	729,832
Cash and Cash Equivalents, End of Period	1,625,786	2,476,988

Cash and Cash Equivalents Consist of:
Cash	105,786	2,465,488
Guaranteed investment certificates	1,520,000	11,500
Cash and cash equivalents	1,625,786	2,476,988

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

VANC Pharmaceuticals Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under symbol “NPH” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 1128 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, which commenced in the last quarter of fiscal year 2015, or raise additional financing to cover ongoing cash requirements.

The consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	Three months ended March 31, 2016	Stub year ended December 31, 2015
	$	$
Net loss and comprehensive loss	(708,829)	(1,190,414)
Deficit	(16,449,817)	(15,740,988)
Working capital	3,239,224	3,207,630

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. These licensing arrangements constitute more than 95% of the Company’s revenues for the stub year ended December 31, 2015. As a result, the ability of the Company to sustain operations is dependent on the continued operation of these manufacturers. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

2.

BASIS OF PRESENTATION

a)

Statement of Compliance and basis of presentation

The interim consolidated financial statements for the three months ended March 31, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting. The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the stub year ended December 31, 2015. The accounting policies followed in these interim financial statements are consistent with those applied in the Company’s most recent annual financial statements for the stub year ended December 31, 2015.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on April 25, 2016.

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3. Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

b)

Consistency of presentation

The Company retains the presentation and classification of items in the consolidated financial statements from the previous period; however, some items on the consolidated statement of operations and comprehensive loss were reclassified in order to improve the presentation of consolidated financial statements.

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a per sale basis.

b)

Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

c)

Inventory

Inventories consist of raw materials comprising the ingredients used to manufacture OTC pharmaceuticals, as well as the packaging for these products, and finished goods comprising Canadian generic pharmaceuticals. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase, shipping and freight, quality control testing, inventory management and warehousing fees. A regular review is undertaken to determine the extent of any provision for obsolescence.

d)

Classification of expenses

Cost of Sales includes expenses related to purchases of products, change in inventory, variable freight.
Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with the running the day-to-day operations of the business.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

e)

Share-based payments

The Company operates an incentive share purchase option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes option pricing model, which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

f)

Significant accounting estimates and judgments

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross margin.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the consolidated statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued.

Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Significant judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

4.

ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	March 31, 2016	December 31, 2015
	$	$
Trade receivables	640,668	81,854
GST receivable	70,427	26,277
Employee advances	2,500	5,067
	713,595	113,198

5.

ACCOUNTS PAYABLE AND ACCRUALS

The Company’s accounts payable and accrued costs consists of the following:

	March 31, 2016	December 31, 2015
	$	$
Trade accounts payable	287,036	111,166
Accrued liabilities (*)	150,000	135,064
	437,036	246,230

* includes accrued costs for marketing and promotional incentives of $125,000 and distribution cost of $25,000

6.

SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

Three months ended March 31, 2016

The shares issued during the period were in relation to exercised warrants and options.

Stock options

The changes in share options including those granted to directors, officers and consultants during three months ended March 31, 2016 and 2015 are summarized as follows:

	Three months ended March 31, 2016		Three months ended March 31, 2015
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Beginning Balance	5,215,000	$0.27	3,675,000	$0.14
Options granted	1,700,000	$0.35	1,050,000	$0.20
Exercised	(1,550,000)	$0.12	(1,275,000)	$0.16
Ending Balance	5,365,000	$0.36	3,450,000	$0.15
Exercisable	4,072,500	$0.33	2,600,000	$0.15

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

The following table summarizes information about share options outstanding and exercisable as at March 31, 2016:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable

$0.20	19-Feb-17	450,000	450,000
$0.55	15-Apr-17	230,000	230,000
$0.55	05-Jun-17	300,000	150,000
$0.45	09-Sep-17	60,000	30,000
$0.40	30-Dec-17	200,000	-
$0.13	08-May-19	300,000	300,000
$0.15	14-Nov-19	150,000	150,000
$0.20	18-Dec-19	500,000	500,000
$0.20	08-Jan-20	150,000	150,000
$0.45	15-May-20	200,000	150,000
$0.45	05-Jun-20	580,000	155,000
$0.45	19-Aug-20	320,000	320,000
$0.36	01-Oct-20	25,000	25,000
$0.40	30-Dec-20	200,000	200,000
$0.35	20-Jan-21	1,700,000	1,262,500

		5,365,000	4,072,500

Share-based payments

Share-based payments of $516,062 were recognized during three months ended March 31, 2016 (March 31, 2015 - $258,098) for stock options granted and the vesting of options granted in the prior year. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest in equal quarterly increments every six months, with 25% vesting on grant date.

Share-based payments for options granted and vesting was measured using the Black-Scholes option pricing model with the following weighted average parameters:

	Three months Ended March 31, 2016	Three months Ended March 31, 2015
Expected life	3.75	3.48
Volatility	155%	209%
Dividend yield	0%	0%
Risk-free interest rate	0.47%	0.89%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below:

	Three months ended March 31, 2016		Three months ended March 31, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	5,205,000	$0.41	16,212,252	$0.27
Exercised	(300,000)	$0.13	(6,134,000)	$0.33
Issued and exercisable	4,905,000	$0.42	10,078,252	$0.30

The following table summarizes information about share warrants outstanding and exercisable as at March 31, 2016:

		Outstanding
Expiry date	Exercise Price	March 31, 2016
April 8, 2016	$0.13	1,000,000
June 12, 2016	$0.50	3,905,000
Issued and exercisable		4,905,000

7.

SELLING AND MARKETING EXPENSES

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015
	$	$
Payroll (sales personnel)	52,648	-
Marketing and advertising	40,386	-
Distribution	44,107	-
Travel	4,555	-
	141,696	-

8.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015
	$	$
Management and consulting fees	62,000	75,863
Payroll	14,565	-
Investor relations	22,500	15,000
Office maintenance	24,390	16,309
Legal and audit	33,709	1,250
Travel	10,423	7,180
Insurance	11,750	6,558
Rent	10,883	22,810
Filing and registration fees	15,298	20,210
Amortization	3,283	5,009
Bank service charges	143	465
	208,944	170,654

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the consolidated financial statements are shown below:

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015
	$	$
Expenditures:
Management and consulting fees	62,000	75,863
Share-based payments	454,449	258,098
Rent	-	4,500

Rent expenses consist of fees paid to the former CEO.

All related party transactions were in the normal course of business operations.

10.

CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2016.

11.

COMMITMENTS

Purchase commitments

At the end of March 31, 2016 the Company had outstanding purchase orders for the total amount of $272,280.

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018. Total future minimum lease payments under these contracts are as follows:

March 31, 2016
$
Within 1 year	34,763
2 years	37,354
3 years	14,671
86,788

Other commitments - India sourcing agent

The Company has entered into a half-yearly contract (renewable) for sourcing product production tie-ups from authorized manufacturing entities across India, which expires in April 2016. Total future minimum charges payable under this contract are $5,000.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2016 and 2015

(Unaudited)

(Expressed In Canadian Dollars)

12.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

a)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral.  As at March 31, 2016, the Company’s trade accounts receivable of $640,668 (December 31, 2015 - $75,854). The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data. There were no doubtful accounts as at the end of March 31, 2016

The Company views credit risk on cash deposits and accounts receivables as minimal.

b)

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. As at March 31, 2016, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $437,036 (December 31, 2015 - $246,230).

c)

Market risk

Market risk for the Company consists of currency risk and interest rate risk. The Company is not exposed significantly to foreign currency risk at this time. The Company is not exposed to significant interest rate risk.

d)

Fair value of financials instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 - unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions (cash and cash equivalents are classified in this level; for accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity). Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term (the Company has no financial instruments at this level). Level 3 - inputs for the asset or liability are not based on observable market data (the Company has no financial instruments at this level).